Exhibit 21.1

IMPRIMIS PHARMACEUTICALS, INC. SUBSIDIARIES
as of December 31, 2015

Name of Subsidiary	State of Incorporation or Organization

Pharmacy Creations, L.L.C.	New Jersey

South Coast Specialty Compounding, Inc.	California

ImprimisRx PA, Inc.	Delaware

ImprimisRx TX, Inc.	Texas